Exhibit 99.2

SENSTAR TECHNOLOGIES CORPORATION
THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT FOR USE AT THE
ANNUAL MEETING OF SHAREHOLDERS TO BE HELD ON NOVEMBER 25, 2024

The undersigned hereby constitutes and appoints Fabien Haubert and Alicia Kelly and each of them, as the true and lawful attorneys, agents and proxies of the undersigned, with full power of substitution to each of them to represent and to vote, on behalf of the undersigned, all of the common shares of Senstar Technologies Corporation (the “Company”), which the undersigned would be entitled to vote as fully as the undersigned could if personally present at the Annual Meeting of Shareholders of the Company to be held on November 25, 2024, at 9:00 a.m. (Ottawa time), at the principal executive offices of the Company, 119 John Cavanaugh Drive, Ottawa, Ontario, Canada, K0A 1L0, and at any and all adjournments or postponements thereof (the “Meeting”), hereby revoking any prior proxies to vote the said shares, upon the following matters, which are more fully described in the Notice of Annual Meeting of Shareholders (the “Notice”) and Proxy Statement (the “Proxy Statement”) relating to the Meeting. Each term used herein and not defined shall have the meaning ascribed to such term in the Notice and/or the Proxy Statement (receipt of which is hereby acknowledged).

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED.

(Continued and to be signed on the reverse side)

ANNUAL MEETING OF SHAREHOLDERS OF
SENSTAR TECHNOLOGIES CORPORATION
November 25, 2024

GO GREEN

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Please sign, date and mail
your proxy card in the
envelope provided as soon
as possible.

Please detach along perforated line and mail in the envelopeprovided.
112524

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” THE APPROVAL OF THE PROPOSALS. PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

							FOR	AGAINST
1.	To elect 4 directors to hold office until the close of the next annual meeting of the Company:				2.
To confirm the appointment of Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as Senstar Technologies Corporation’s independent public accountants to hold office until the close of the next annual meeting of the Company and authorization of the Board of Directors of the Company to fix their remuneration.
							☐	☐
		FOR	AGAINST
	Gillon Beck Kelli Roiter Tom Overwijn Jacob Berman	☐ ☐ ☐ ☐	☐ ☐ ☐ ☐
IMPORTANT INSTRUCTION: If you are unable to make the aforesaid confirmations for any reason or have questions about whether you have a personal interest, please contact the Company’s Chief Financial Officer at telephone number: +1-613-839-5572, or email Alicia.kelly@senstar.com or, if you hold your shares in “street name”, you may also contact the representative managing your account, who could then contact the Company’s Chief Financial Officer on your behalf. An instruction to vote “against” a Proposal will be treated as an instruction to vote “withhold” with respect to such Proposal.

Notes

1.
This Proxy ceases to be valid one year from its date. If this Proxy is not dated in the space provided below, it shall be deemed to be dated on the day on which it was mailed by management of the Company.

2.
To be effective, this Proxy must be deposited by November 21, 2024 at 11:59 p.m. (Eastern Standard Time), or in the case of any adjournment, no later than 48 hours (excluding weekends and Ontario holidays) prior to the rescheduled Meeting.

3.
The shares represented by this Proxy will be voted or withheld from voting in accordance with the instructions of the shareholder.  If the instructions contained in this Proxy are certain, the shares represented by this Proxy will be voted on any poll in accordance with instructions so made, and where the person whose Proxy is solicited specifies a choice with respect to any matter to be acted on, the securities will be voted on any poll duly called for in accordance with the specifications so made. If a choice is not specified, the Proxy will be  voted  in  favor  of  the  Proposals.  This  Proxy  also  confers  discretionary  authority  on  any amendment or variation of matters described in the Notice and the Proxy Statement accompanying this Proxy and on any other matter that may properly come before the Meeting.

4.
A shareholder who has given a Proxy may revoke the Proxy: (a) by completing and signing a Proxy bearing a  later  date  and  depositing  it  as  aforesaid;  or  (b)  by  depositing  an  instrument  in  writing  executed  by  the shareholder or by their attorney authorized in writing or electronic signature: (i) with the Chief Financial Officer of  the  Company,  119  John  Cavanaugh  Drive,  Ottawa,  Ontario,  Canada,  K0A 1L0,  at  any  time  up  to  and including the last business day preceding the day of the Meeting, or any adjournment thereof, or (ii) with the Chair of the Meeting prior to the commencement of the Meeting on the day of the Meeting or any adjournment thereof; or (c) in any manner permitted by law. If a shareholder attends the Meeting and votes, their vote will revoke any Proxy they previously submitted.

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method.
☐
Signature of Shareholder	Date:	Signature of Shareholder	Date:
Note:
Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign.  When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.  If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.  If signer is a partnership, please sign in partnership name by authorized person.